

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2024

Ara Mahdessian
Chief Executive Officer
ServiceTitan, Inc.
800 N. Brand Blvd
Suite 100
Glendale, CA 91203

      Re: ServiceTitan, Inc.
            Amendment No. 4 to Draft Registration Statement on Form S-1
            Submitted October 22, 2024
            CIK No. 0001638826

Dear Ara Mahdessian:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 4 to Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1.   We note your revised disclosure that your net dollar retention rate has declined slightly over the last ten fiscal quarters. Given your prominent disclosure throughout the filing that your net dollar retention rate and gross dollar retention rate is evidence of your ability to retain and expand customers, please provide balanced disclosure by providing appropriate context regarding the decrease in your net retention rate and/or gross retention rate. Disclose the amount of the decrease in rates over the period. Clarify whether management uses the annual net dollar retention rate and gross dollar retention rate to evaluate the company's business.

Notes to Condensed Consolidated Financial Statements
14. Subsequent Events, page F-73

2.   You disclose the following:

- Between July 31, 2024 and September 9, 2024, the Company granted 245,653 RSUs vesting over four years and subject to service-only conditions.
- Between September 10, 2024 and October 21, 2024, the Company granted 51,674 RSUs vesting over four years and subject to service-only conditions.
- Additionally, in October 2024, the Company granted each of Ara Mahdessian and Vahe Kuzoyan an award of 3,241,544 performance-based RSUs.

Please revise your subsequent events disclosure beginning on page F-74 to disclose the expected financial impact of the awards (i.e. unrecognized compensation expense) pursuant to ASC 855-10-50-2(b). In addition, please tell us the grant date fair value of the shares of common stock used to determine the amount of compensation expense attributable to each of these grants. Please reconcile and explain the differences between the fair values of a share of common stock determined on each grant date including the difference between the most recent grant date fair value and the midpoint of your offering range.

General

3.   Please provide balanced disclosure in the graphics in the forepart of the registration statement. Please also disclose the net loss for each period that you discuss revenue and revenue growth.

        Please contact Amanda Kim at 202-551-3241 or Stephen Krikorian at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Marion Graham at 202-551-6521 or Jan Woo at 202-551-3453 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Phillip Stoup